[ONCOTHYREON LETTERHEAD]

October 29, 2007

VIA EDGAR AND FACSIMILE

Unites States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                 Mr. Jeffrey P. Riedler

                                                                        Mr. Sebastian Gomez Abero

Re:          Oncothyreon Inc.

                Registration Statement on Form S-4

File No.  333-145995

Acceleration Request

Requested Date:   Wednesday, October 31, 2007

Requested Time: 4:00 p.m., Eastern Standard Time

Dear Mr. Riedler:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oncothyreon Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-4 (No. 333-145995) be declared effective on the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Respectfully submitted,

ONCOTHYREON INC.

/s/ Robert L. Kirkman, M.D.

Robert L. Kirkman, M.D.
Chief Executive Officer